ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
SILVER ELEPHANT MINING CORP. (THE "COMPANY")

Held on August 11, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

Vancouver, British Columbia - Silver Elephant Mining Corp. (TSX: ELEF) (OTCQX: SILEF) (FSE: 1P2) ("Silver Elephant" or the "Company") announces voting results from its Annual General Meeting of Shareholders held on August 11, 2022.

Common Shares represented at the Meeting:	1,890,056

Total issued and outstanding Common Shares as at Record Date:	25,589,139

Percentage of issued and outstanding Common Shares represented:	7.39%

MATTERS VOTED UPON		VOTING RESULTS(1)
		Votes in Favour	Votes Against	Abstained or Non Voted
1.	The number of directors was fixed at four(2)	1,687,356 (99.55%)	7,614 (0.45%)	177,649
2.	Election of Directors
	John Lee(3)	1,681,378 (99.2%)	0	191,241 (0.8%)
	Greg Hall(3)	1,680,839 (99.17%)	0	191,780 (0.83%)
	Masateru Igata(3)	1,683,242 (99.31%)	0	189,377 (0.69%)
	Marc Leduc(2)	1,685,959 (98.8%)	0	186,660 (0.53%)
3.	Davidson & Company LLP, Chartered Accountants, was re-appointed as the auditors of the Company and directors were authorized to set their remuneration.	1,850,153 (98.8%)	0	22,466 (1.2%)

Notes

1. A total of 87 shareholders were present in person or by proxy representing 1,890,056 shares at the Meeting; and

2. There were 177,649 non-votes reported by the Scrutineer of the Meeting on resolution 1.

Date:  August 29, 2022

Vancouver, British Columbia

/s/ "Nadia Traversa"

Nadia Traversa,
Corporate Secretary

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com